EXHIBIT 99.4

KPMG LLP Chartered Accountants	Telephone (416) 777-8500 Fax (416) 777-8818
Suite 3300 Commerce Court West PO Box 31 Stn Commerce Court Toronto ON M5L 1B2 Canada	Internet www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Iamgold Corporation

We consent to the use of our report, dated March 9, 2006, except as to note 17 which is as of March 22, 2006, included in this annual report on Form 40-F.

Chartered Accountants

Toronto, Canada
March 22, 2006